82 - 4804



UNITED BANK FOR AFRICA PLC

RC.2457

HEAD OFFICE: COMPANY SECRETARY
57, Marina, P.O. Box 2406, Lagos, Nigeria
Tel: 2644651- 700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

CS/US-SEC/0580/2002 **November 18, 2002**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA





02060031

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82-4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934, please find attached the following:

1. Copy of Form CAC 10 (Annual Returns 2002) filed with the Corporate Affairs Commission pursuant to Section 371 of the Companies and Allied Matters Act 1990.

2. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the half year ended 30th September, 2002 sent to the Nigerian Stock Exchange for presentation to market operators.

3. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the half year ended 30th September 2002 published in the daily newspapers.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

dlw 11/27

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 236 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the half-year ended September 2002 is accessible on our website (www.ubagroup.com).

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability.
Head Office: UBA House, 57 Marina, Lagos, Nigeria. Website: www.ubagroup.com

Interim Results

	GROUP		
HALF YEAR TO (Unaudited)	30 September 2002	30 September 2001	% Change
	₦ million	₦ million	
Cash & Short Term Funds	51,278	62,006	-17%
Placements & Investments	48,114	59,057	-19%
Loans & Advances	36,620	26,102	40%
Other Assets	27,829	19,729	41%
Fixed Assets	5,318	4,805	11%
Total Assets	**169,159**	**171,699**	**-1%**
Deposits	128,377	127,713	1%
Other Liabilities	28,063	33,572	-16%
Shareholders Funds	12,719	10,414	22%
Total Liabilities & Shareholders' Funds	**169,159**	**171,699**	**-1%**
Contingent Obligations	**42,994**	**34,634**	**24%**
Gross revenues	**14,693**	**12,567**	**17%**
Profit before tax	2,900	1,882	54%
Less: Taxation	845	535	58%
Profit after tax	**2,055**	**1,347**	**53%**
Capital Adequacy Ratio	15.7%	15.6%	1%
Return on assets	2.4%	1.6%	47%
Return on equity	36%	29%	23%
Earnings per share	₦2.42	₦1.58	53%

Note: Comparative figures have been reclassified in line with the current year's position.

"Our focus is increasingly on efficiency, and not mere growth in size. We believe this approach will better serve our customers, employees and shareholders in the long run..."

Chairman's address, 2002 Annual General Meeting

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2003.

By order of the Board

Isabella Okagbue
Company Secretary
30 October 2002

United Bank for Africa Plc

The wise choice in banking

UBA

82-4804

CS/NSE/0557/2002 **November 5, 2002**


RECEIVED
05 NOV 2002
THE NIGERIAN STOCK
EXCHANGE

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

RE: UNAUDITED HALF YEAR RESULTS AS AT 30TH SEPTEMBER 2002

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the half year ended 30th September, 2002.

A report relating to the consolidated results of the UBA Group is also enclosed.

We hereby seek your approval to publish same in the national dailies.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC



PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4/, Customs Street
Lagos.

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 236 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the half-year ended 30 September 2002 is accessible on our web-site (www.ubaplc.com).

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria. Web site: www.ubaplc.com



2002
PLC

Interim Results

HALF-YEAR TO (Unaudited)	30 September 2002	30 September 2001	% Change
	₦ million	₦ million	
Cash & Short Term Funds	51,278	62,006	-17%
Placements & investments	48,114	59,057	-19%
Loans & Advances	36,620	26,102	40%
Other Assets	27,829	19,729	41%
Fixed Assets	5,318	4,805	11%
Total Assets	**169,159**	**171,699**	**-1%**
Deposits	128,377	127,713	1%
Other Liabilities	28,063	33,572	-16%
Shareholders Funds	12,719	10,414	22%
Total Liabilities & Shareholders' Funds	**169,159**	**171,699**	**-1%**
Contingent Obligations	**42,994**	**34,634**	**24%**
Gross revenues	**14,693**	**12,567**	**17%**
Profit before tax	2,900	1,882	54%
Less: Taxation	845	535	58%
Profit after tax	**2,055**	**1,347**	**53%**
Capital Adequacy Ratio	15.7%	15.6%	1%
Return on assets	2.4%	1.6%	47%
Return on equity	36%	29%	23%
Earnings per share	₦2.42	₦1.58	53%

Note: Comparative figures have been reclassified in line with the current year's position.

"Our focus is increasingly on efficiency, and not mere growth in size. We believe this approach will better serve our customers, employees and shareholders in the long run...."

Chairman's address, 2002 Annual General Meeting

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2003.

By order of the Board

Isabella Okagbue
Company Secretary
30 October 2002

United Bank for Africa Plc

The wise choice in banking

UBA

UNITED BANK FOR AFRICA PLC

GROUP INTERIM RESULTS (unaudited)

For the six months ended

30 September 2002

United Bank for Africa Plc

Financial Highlights			
six months ended 30 September	2002	2001	% Change
Total Assets [N million]	169,158	171,699	-1%
Total Deposits [N million]	128,377	127,713	1%
Shareholder's Funds [N million]	12,719	10,414	22%
Gross earnings [N million]	14,693	12,567	17%
Profit Before Taxation [N million]	2,900	1,882	54%
Profit After Taxation [N million]	2,055	1,347	53%
Gross earnings/Total assets	17.2%	15.3%	12%
Net interest margin	63%	55%	14%
Cost /Income Ratio	86%	89%	4%
Capital Adequacy Ratio	15.67%	15.57%	1%
Return on Assets	2.4%	1.6%	47%
Return on Equity	36%	29%	23%
Earnings Per Share [N]	2.42	1.58	53%
Dividend Per Share	n.a.	n.a.	n.a.
Share Price [N]	6.00	11.71	-49%
No. of shares in issue [million]	1,700	1,700	0%

Introduction

This report relates to the consolidated results of the UBA Group (the Group), comprising of UBA Plc and subsidiaries, for the six months ended 30 September 2002.

Group Structure

The major business of the UBA Group is commercial banking and financial services. The Group comprises of UBA Plc, the bank, and UBA Capital and Trust Limited - a subsidiary which focuses on asset management, trusteeship and private equity.

Earnings and Profits

Gross earnings for the Group for the six months ended 30 September 2002 were N14.7 billion (30 September 2001: N12.6 billion) representing an increase of 17% over the previous year. Profit before tax for the period increased by 54% to N2.90 billion (30 September 2001: N1.88 billion). Return on assets also improved by 47% to 2.4% at 30 September 2002 (30 September 2001: 1.6%). Cost/income ratio for the first half of the financial year improved to 86% (30 September 2001: 89%) despite a higher level of loan loss provisioning.

The Bank contributed 95% to Group earnings (30 September 2001: 86%) and 93% to Group profit before tax (30 September 2001: 63%).

Trading Volumes

At the end of the period under review, total assets were N169 billion compared with N172 billion at 30 September 2001. Loan volume increased by 40% to N36 billion (30 September 2001: N26 billion) representing an improvement in the loan/deposit ratio from 20% to 29%. Core deposits increased 1% to N128.4 billion (30 September 2001: N127.7 billion).

Net interest margin improved to 63% for the period ended 30 September 2002 (30 September 2001: 55%).

The Bank contributed 98.5% to Group assets at 30 September 2002 (30 September 2001: 99.5%)

Income Statement			
six months ended 30 September	2002 N million	2001 N million	% Change
Gross earnings			
Interest income	11,792	9,579	23%
Other income	2,902	2,988	-3%
	14,694	**12,567**	**17%**
Expenses			
Interest expense	(4,024)	(3,876)	-4%
Bad debt expense	(1,541)	(636)	-142%
Staff Costs	(2,483)	(2,866)	13%
Other Operating	(3,745)	(3,307)	-13%
	(11,794)	**(10,685)**	**-10%**
Profit before Tax	**2,900**	**1,882**	**54%**
Taxation	(845)	(535)	-58%
Profit After tax	**2,055**	**1,347**	**53%**

Capital

For the six months ended 30 September 2002, return on equity for the Group was 36% compared to 29% for the same period in the previous year. Our capital adequacy ratio was 15.67% at 30 September 2002 (30 September 2001: 15.57%).

Balance Sheet			
as at 30 September	2002 N million	2001 N million	% Change
Assets			
Cash and short-term funds	41,372	72,951	-43%
Government securities	44,045	33,111	33%
Investment securities	13,975	15,001	-7%
Loans & Advances	36,620	26,102	40%
Other assets	27,829	19,729	41%
Fixed assets	5,318	4,805	11%
Total assets	**169,159**	**171,699**	**-1%**
Liabilities			
Deposits and current accounts	128,377	127,713	1%
Other Liabilities	26,182	32,282	-19%
Taxation	1,881	1,290	46%
Total liabilities	**156,440**	**161,285**	**-3%**
Capital and reserves			
Share capital	850	850	0%
Other Reserves	11,869	9,564	24%
Shareholders' equity	**12,719**	**10,414**	**22%**
Total liabilities and equity	**169,159**	**171,699**	**-1%**
Contingent obligations	**42,994**	**34,634**	**24%**

Note: Comparative figures from prior periods have been reclassified in line with the position in the current period.

Report on Operations

Key initiatives introduced early in the year have begun to influence the performance of the Group. The Flexcube core banking software is now operational in six locations in Lagos. Preparations for a rollout across the branch network are underway. Eleven branches have been given a face-lift and our brand advertising campaign was launched early in September

2002 with a new radio jingle. We continue to drive operational efficiency and focus on corporate governance, ethics and professionalism.

Operating Environment
The CBN's twice weekly auctions for foreign exchange commenced in July 2002. The official exchange rate depreciated from N120.1/$ at the end of June to N126/$ at the end of September 2002.

Treasury bill interest rates and the Minimum Rediscount Rate (MRR) on Treasury bills have declined to N16.5% and N18.5% respectively. In a circular dated 31st July 2002, the CBN encouraged banks to limit their lending rates to within 4% above the MRR and to implement the new rate structure within three months of the date of the circular.

Outlook
The direction of interest and exchange rates will pose a significant challenge for the Group this year. However, we continue to push for increased business volumes, improved balance sheet management and tight management of all costs. Group results for the half-year ended 30 September 2002 reflect our objective to drive efficiency and shareholder value and not just growth in size.

The outlook for the third quarter of the financial year is positive and, barring any material adverse developments, our efforts should further translate into an enhanced performance in the third quarter of the financial year.

Hakeem Belo-Osagie	Arnold Ekpe
Chairman of the Board	Chief Executive Officer

30 October 2002

Registrar and Transfer Office
UBA Securities Services limited
Raymond House
97/105 Broad Street, Lagos

Registered Office
UBA House
57 Marina, Lagos
P. O. Box 2406, Lagos

Telephone: (01) 264 4651-700
Fax: (01) 264 4705

Registration number: RC2457

Company Secretary: Isabella Okagbue



UNITED BANK FOR AFRICA PLC

82-4804

RC.2457

HEAD OFFICE: COMPANY SECRETARY
57, Marina, P.O. Box 2406, Lagos, Nigeria
Tel: 2644651- 700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

Our Ref: CS/CAC/0512/2002

September 19, 2002

The Registrar - General
Corporate Affairs Commission
Garki, Area 11
Federal Capital Territory
Abuja

Dear Sir,

RE: ANNUAL RETURN OF A COMPANY HAVING A SHARE CAPITAL - (FORM CAC 10)

We forward herewith Form CAC 10 with attached schedules being the Annual Returns for the Bank as at the 15th of August, 2002.

Please also find enclosed the following:

(i) A Certified Copy of the Annual Reports containing the Accounts for the year ended 31st March, 2002.

Thanks for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
NAME
SIGN



P.M.B 198, ABUJA

RC NO. 2457

Companies and Allied Matters Act 1990.

Form CAC 10

Form of Annual Return of a Company having a Share Capital

As required by part II of Companies and Allied Matters Act 1990 Section 371

Annual Return of UNITED BANK FOR AFRICA PLC

made up to the 15TH day of AUGUST ~~2001~~

(being the fourteenth day after the date of the Annual General Meeting for the year 2002)

1. Address
(Address of the registered office of the company)

57, MARINA
LAGOS

2. Situation of Registers of Members and Debenture-holders.

(a). UBA SECURITIES SERVICES LTD, 97/105, BROAD STREET, LAGOS
(Address of place at which the register of members is kept. If other than the registered office of the company.)

(b). ....
(Address of any place in Nigeria other than the registered office of the company at which is kept any register of holders of debentures of the company or any duplicate of such register or part of any such register.)

DELIVERED FOR FILING BY:

THE COMPANY SECRETARY
UNITED BANK FOR AFRICA PLC
57, MARINA, LAGOS

417471/500 23/9/2002

Corporate Affairs Commission Certified True Copy 23 SEP 2002

Corporate Affairs Commission Abuja TRANSFERED 23 SEP 2002

Corporate Affairs Commission ASSESSMENT 23 SEP 2002

3. Summary of share Capital and Debentures*

(a) NOMINAL SHARE CAPITAL 2

1. 1. Nominal share capital N 2,000,000,000 devided into

(Insert number and class)

4,000,000,000 ORDINARY .... shares of 50k .... each

.... shares of .... each

.... shares of .... each

.... shares of .... each

(b) ISSUED SHARE CAPITAL AND DEBENTURES

	Number	Class	
2. Number of shares of each class taken up to the date of this return (which number must agree with the total shown in the list as held by existing members).	2,550,000,000	ORDINARY	Shares
			shares
			shares
			shares
			shares
3. Number of shares of each class issued subject to payment wholly in cash.	N/A		shares
			shares
			shares
			shares
4. Number of shares of each class issued as fully paid up for a consideration other than cash	N/A		shares
			shares
			shares
			shares
5. Number of shares of each class issued as partly paid up for a consideration other than cash and extend to which each such share it is so paid up.	N/A		shares
	issued as paid up to the extend of	N	per shares
			shares
	issued as paid up to the extend of	N	per shares
			shares
	issued as paid up to the extend of	N	per shares
			shares
	issued as paid up to the extend of	N	per shares

	Number	Class	
6. Number of shares (if any) of each class issued at a discount.	N/A		shares
			shares
			shares
			shares

7. Amount of discount on the issue of shares which has not been written off at the date of this return. N ....

		Number	Class	
8. Amount called up on number of shares of each class.	N .... per shares on			shares
	N .... per shares on			shares
	N .... per shares on			shares
	N .... per shares on			Shares



Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Designation
Signature

Only paragraphs 13 and 14 of this section relate to debentures; No particulars are required in respect of debentures under and other paragraph of section3.

NOTE: This margin is reserved for binding and must not be written across

NOTE: This margin is reserved for binding and must not be written across

9. Total amount of calls received, including payments on application and allotment and any sums received on shares forfeited . } ₦..

		Number	Class	
10. Total amount (if any) agreed to be considered as paid on number of share of each class issued as ful paid up for a consideration other than cash.	₦..........on	N/A..........................	....	shares
		....	....	Share
		....	....	shares
		....	....	Shares
11. Total amount (if any) agreed to be considered as paid on number of share of each class issued as partly paid up for a consideration other than cash.	₦..........on	N/A..........................	....	shares
		....	....	Shares
		....	....	shares
		....	....	Shares

12. Total amount to calls unpaid...₦ ....

13. Total amount of the sums (if any) paid way of commission in respect of any shares or debentures } ....₦..

14. Total amount of the sums (if any)allowed way of discount in respect of any shares or debentures since the date of the last return. } ....₦..

	Number	Class	
15. Total number of shares of each class forfeited.	....	....	shares
	....	....	Shares
	....	....	shares
	....	....	Shares

16. Total amount paid (if any) on shares forfeited ....₦..

17. Total amount paid (if any) share warrants to bearer are outstanding.. } ....₦..

18. Total amount of shared share warrants bearer issued and surrendered respectively Since the date of the last return. } Issued:..........₦..
Surrendered..........₦..

19 Number of shares comprised in each share warrant to bearer, specifying in the case of warrants of different kinds, particulars of each kind. } ....

4. Particulars of indebtedness

Total amount of indebtedness of the company in respect of all mortgages and charges which are required to be registered with the commission under the companies Act. ₦ N/A


Corporate Affairs Commission
Certified True Copy
SEP 2002
Name
Designation

5. List of Past and

List of persons holding shares or stock in the Company on the fourteen day after the Annual General Meeting in the case of the first return of the Incorporation of the company.

Folio in register containing particulars	Names and Addresses
	SEE ATTACHED SCHEDULE

NOTE. This margin is reserved for binding and must not be written across

NOTES

* The aggregate number of shares held by each member must be stated and the aggregate must be added up so as to agree with the number of shares stated in the Summary of Share Capital and Debentures to have been taken up.

When the shares are of different classes these columns should be sub-divided so that the number of each class held, or transferred may be shown separately. Where any shares have been converted into stock the amount of stock held by each.

The date of registration of each transfer should be given as well as the number of shares transferred no each date. The particulars should be placed opposite the name of the transferor and not opposite that of the transferee, but the name of the transferee may be inserted in the "remarks" column immediately opposite the particulars of each trasfer.

Present Members
for 20......2002....and of persons who have held shares or stock therein at any time since the date of the last return, or in

Number of shares held by existing members at date of return* +	Account of Shares			Remarks
	Particulars of shares transferred since the date of the last return or, in the case of the first return, of the incorporation of the company by (a) persons who are still members and (b) person who have ceased to be members			
	Number	Date of registration of transfer		
		(A)	(B)	

NOTE. This margin is reserved for binding and must not be written across

NOTES

(I) If the return for either of the two immediately preceding years has given as the date of that return the full particulars required us to past and present members and shares [illegible] and transferred by them, only such of the particulars need be given as to person ceasing to be or becoming members since the date of last. Return and to shares tranferred since that date or to changes as compared with that date in the amount of stock held by a member.

(Ii) If the names in the list are not arranged in alphabetical order, an index sufficient to enable name of any person to be readily found must be annexed.

6. Particulars of

Particulars of the persons who are directors

Name (In the case of an individual, present forename or names and surname in the case of corporation, the corporate name).	Any former forename or names and surname	Nationality
MR. HAKEEM BELO-OSAGIE	NONE	NIGERIAN
MALLAM ABBA KYARI	NONE	NIGERIAN
MR. ARNOLD EKPE	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI ALIYU DIKKO	NONE	NIGERIAN
DR. T. ASUQUO JOHN	NONE	NIGERIAN

Particulars of the person who is secretary of the company at the date of this return

Name (In the case of an individual, present forename or names and surname in the case of a corporation, the corporate name).	Any former forename or names and surname	Usual residential address (In the case of a corporation, the registered or principal office)
PROF. ISABELLA OKAGBUE	ADI	34, ODUDUWA CRESCENT G. R. A. IKEJA - LAGOS

Signed.......................................Director

Signed B. E. Oueghe ....Secretary

7

Directors and Secretaries
of the company at the date of this return

Usual residential address (In the case of a corporation the registered or principal office.	Business occupation and particulars of other directorships	Date of Birth
21, IKOYI CRESCENT IKOYI - LAGOS	CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD, OSAGIE MEDICAL CENTRE, QUADRANT ESTATES LTD, HARVARD INVESTMENTS LTD, UNITED TELESYS LTD.	1955
8, KURAMO CLOSE IKOYI - LAGOS	VICE CHAIRMAN UBA PLC	1952
20B, TINUBU STREET PALMGROVE ESTATE ILUPEJU - LAGOS	MD/CHIEF EXECUTIVE OFFICER UBA PLC	1953
98, NORMAN WILLIAMS STREET S. W. IKOYI, LAGOS	EXECUTIVE DIRECTOR, UBA PLC	1960
34, EURO COURT BOURDILLON ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR, UBA PLC	1956
8, ILADO CLOSE IKOYI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD.	1938

NOTE: This margin is reserved for binding and must not be written across

Notes

* Director includes any person who occupies the position of a director by whatsoever name called and any person in accordance with whose directions or instructions the directors of the company are accustomed act.

* "Former forename" and "former surname" do not include in the case of a married woman the name or surname by which she was known pervious to the marriage.

The name of all bodies corporate in Nigeria of which the director is also a director, should be given except bodies corporate of which company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees. If the space provided in the form is insufficient, particulars of the other directorships should be listed on a separate statement attached to this return.

Where all the partners in a firm are joint secretaries, the name and principal office of the firm may be stated.

Certificate and other Documents accompanying Annual Return

CERTIFICATE TO BE GIVEN BY A DIRECTOR AND THE SECRETARY OF EVERY PRIVATE COMPANY

We certify that the company has not since the date of the incorporation of the company/the last annual return issued any invitation to the public to subscribe for any share or debentures of the company.

Signed......N/A...... Director

Signed......N/A...... Secretary

FURTHER CERTIFICATE TO BE GIVEN AS AFORESAID OF THE NUMBER OF MEMBERS OF THE COMPANY EXCEEDS FIFTY

We certify that the excess of members of company over fifty consists wholly of persons who under subsection (3) of section 22 of the Companies and Allied Matters Act 1990, are not to be included in reckoning the number of fifty.

Signed......N/A......Director

Signed......N/A......Secretary

CERTIFIED COPIES OF ACCOUNTS

There shall be annexed to this return a written copy, certified both by a director and by the secretary of the company to be true copy of every balance sheet laid before the company in general meeting during the period to which this return relates (including every document required by law to be annexed to the balance sheet) and a copy (certified as aforesaid) of the report of the auditors on, and of the report of the directors accompanying, each such balance sheet. If any such balance sheet or document required by law to be annexed thereto is in a foreign language there must also be annexed to that balance sheet a translation in English of the balance sheet or document certified in the prescribed manner to be a correct translation. If any such balance sheet as aforesaid or document required by law to be annexed thereto did not comply with the requirements of the law as in force at the date of the audit with respect to the form of balance sheet or document aforesaid, as the case may be, there must be made such additions to and corrections in the copy as would have been required to be made in the balance sheet or document in order to make it comply with the said requirements and The fact that the copy has been so amended must be stated thereon.


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

+ In the case of the first return strike out the second alternative. In the case of a second or subsequent return strike out the first alternative

NAME (In the case of an individual, present forename or names and surname in the case of a corporation, the corporate name)	ANY FORMER FORENAME OR NAMES AND SURNAME	NATIONALITY	USUAL RESIDENTIAL ADDRESS (In the case of a corporation the registered or principal office)	BUSINESS OCCUPATION AND PARTICULARS OF OTHER DIRECTORSHIPS	DATE OF BIRTH
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN	39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR, UBA PLC	1936
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN	5, BABAFEMI OSOBA CRESCENT LEKKI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: SAKHER INVESTMENTS LTD, GOLDCRUST INVESTMENT LTD, L.W. LAMBOURN NIG. LTD	1949
MR. AMAH IWUAGWU	NONE	NIGERIAN	8, ILABERE AVENUE IKOYI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: CREDIT ALLIANCE LTD, C&L LEASING PLC	1955
ALHAJI MUSTAPHA ABDULKADIR	NONE	NIGERIAN	AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD	1941
MR. VICTOR A. ODOZI	NONE	NIGERIAN	PLOT 4, OLAWALE COLE-ONITIRI AVENUE, OFF ADMIRALTY WAY LEKKI PENISULA LAGOS	DIRECTOR, UBA PLC	1942
MR. JUNAID DIKKO	NONE	NIGERIAN	25A, SIR TONY EROMOSELE STREET PARKVIEW ESTATE IKOYI-LAGOS	DIRECTOR, UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVESTMENTS LTD, UBA CAPITAL & TRUST LTD, UNITED TELESYS LTDE, STAR DELTA INVESTMENTS LTD, ASCOT INVESTMENTS LTD, CLEVELAND PROPERTIES LTD, CLEVELAND OVERSEAS NIGERIA LTD	1963

MR. WILLY KROEGER	NONE	GERMAN	8128, CLIFTON GARDENS LONDON	DIRECTOR, UBA PLC DIRECTOR: BT INTERNATIONAL (NIG) LTD	1948
DR. KHALID A. T. AL-MANSOUR	NONE	AMERICAN	343 SANSOME SAN FRAN CISCO, CA U.S.A.	DIRECTOR, UBA PLC	1936
PROF. JEAN HERSKOVITS		AMERICAN	12 WEST 96TH STREET NEW YORK, NY U.S.A.	DIRECTOR, UBA PLC	1935
MR. WILLIAM E. JAMES	NONE	AMERICAN	31 PHILLIPS AVENUE ROCKPORT, MA U.S.A.	DIRECTOR, UBA PLC DIRECTOR: UNITED TELESYS LTD	1945
MR. PAOLO DI MARTINO	NONE	ITALIAN	PASSAGE LAC VOLTA TUNIS	DIRECTOR, UBA PLC	1951
MR. OLUFEMI LIJADU	NONE	NIGERIAN	5A, OKUNOLA MARTINS STREET S.W. IKOYI - LAGOS	EXECUTIVE DIRECTOR, UBA PLC; DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, UBA CAPITAL & TRUST LTD.	1959

2002

ANNUAL REPORT AND ACCOUNTS



United Bank for Africa Plc
RC 2457

Group Financial Highlights

	2002	2001	% Change
Total Assets [₦' million]	**200,196**	188,032	6
Shareholders' Funds [₦' million]	**10,627**	9,067	17
Gross Earnings [₦' million]	**22,521**	19,387	16
Profit Before Taxation [₦' million]	**2,472**	1,682	47
Profit After Taxation [₦' million]	**1,566**	1,269	23
Capital Adequacy Ratio (%)	**13**	13	-
Return on Assets (%)	**0.81**	0.82	-2
Return on Equity (%)	**16**	15	7
Earnings per share [₦]	**0.92**	0.75	23
Dividends per share [₦]	**0.30**	0.25	20

Contents



Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Directors and Corporate Officers

Directors

Hakeem Belo-Osagie	Chairman
Abba Kyari	Vice-Chairman
Arnold Ekpe	Chief Executive Officer
Mahmoud Isa-Dutse	Executive Director
Olufemi D. Lijadu	Executive Director
Aliyu Dikko	Executive Director
Offong Ambah	Executive Director
Michael Ajukwu	Executive Director (Resigned with effect from 31st January 2002)
Reginald Ihejiahi	Executive Director (Resigned with effect from 28th February 2002)
T. Asuquo John	Director
Igwe Alex Nwokedi, OON	Director
Kayode Sofola, SAN	Director
Mustapha Abdulkadir	Director
Amah C. Iwuagwu	Director
Victor Odozi	Director
Junaid Dikko	Director
Capt. Isaiah Gowon (Rtd.)	Director (Retired by rotation on 2nd August 2001)
William James (American)	Director
Jean Herskovits (American)	Director
Khalid A.T. Al-Mansour(American)	Director
Willy Kroeger (German)	Director
Alternate: Neil Forsyth (British)	Director
Paolo A. Di Martino (Italian)	Director
Alternate: Giorgio Marra (Italian)	Director

Corporate Officers

Arnold Ekpe	Chief Executive Officer
Mahmoud Isa-Dutse	Credit Risk
Olufemi D. Lijadu	International
Aliyu Dikko	Public Sector
Offong Ambah	Commercial Banking
Mairo Bashir	Special Projects
Tony Phido	Investment Banking
Femi Agbaje	Technology
Godwin Ize-Iyamu	Corporate Banking
Bob Osaghae	Consumer Banking
Yunusa Ojo	Operations & Processing
Isabella Okagbue	Company Secretary/Legal Adviser
Idunnu Oyebolu	Financial Control
Abdulrahman Yinusa	Treasury & Fin. Institutions
Alero Otobo	Human Capital
Babs Kasali	Inspection
G. H. Denniston (Jr.)	New York Branch
Peju Adebajo	Brand Management

Registered Office
UBA House
57 Marina, Lagos



Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Registrar & Transfer Office
UBA Securities Services Limited
Raymond House
97/105 Broad Street, Lagos
Ben Nwaroh - Managing Director

Subsidiary
UBA Capital & Trust Limited
22B Idowu Taylor Street, Victoria Island, Lagos
Nigel Lardner - Managing Director

Chairman's Address

I am pleased to inform you that your Bank made good progress in all aspects of its operations during the financial year.

Our financial performance improved significantly. Profit before exceptional items and tax increased by 103% compared with the preceding year. Our earnings per share and return on equity also increased by 23% and 7% respectively. Our cost to income ratio showed some improvement but we still have a long way to go towards achieving our objective of being one of the more efficient banks in the country.

Following a detailed strategic review by a leading international firm of consultants, we are refocusing the Bank around our core retail banking franchise, where we have significant competitive advantage. This will be the engine for long-term growth and profitability of the Bank, combined with improved balance sheet and strategic cost management to lower our operating costs.

To implement this strategy, we commenced several operational initiatives, aimed at improving customer service and efficiency. We are rationalising our back offices and upgrading our technology and telecommunications to support a higher service quality and more efficient operating platform. We are working hard to reduce overheads and to redeploy people to customer facing units. We are making the structure of the organisation flatter and are continuing investment in our human resources and related processes to drive the overall strategy. All these will take some time to bear fruit.

We are also working to address other qualitative aspects of our activities including refreshing our logo and our branch layout to make them more progressive, up-to-date and customer friendly. We have also adopted a Code of Professional Conduct and Ethics that we believe is in line with international standards.

All these steps are designed to ensure that we develop the right corporate image and reputation to build a bank for the long term that all our stakeholders - employees, shareholders, regulators, customers, suppliers and the wider community - can be proud of.

During the year, two of our Executive Directors, namely Michael Ajukwu and Reginald Ihejiahi left to pursue other opportunities. One of our non-executive directors, Captain Isaiah Gowon (Rtd) retired from the Board. We thank them for their service and contribution to the development of the Bank and wish them well in their new pursuits.

Abba Kyari retired as the Managing Director and Chief Executive of the Bank and assumed the position of Vice-Chairman. He was responsible for running the Bank during its transformation from a government-owned bank to a privately run institution. We will always be grateful for his contribution.

We also welcomed Arnold Ekpe as the Chief Executive Officer of the Bank, and Offong Ambah as an Executive Director. We look forward to their contribution to the growth and development of the Bank.

We are excited about the future and the opportunities and challenges it holds. We believe the steps we have taken, and are taking, will stand us in good stead as the banking industry and the Nigerian economy evolve. Our focus is increasingly on efficiency, and not mere growth in size. We believe this approach will better serve our customers, employees and shareholders in the long run. To them all, we express our appreciation and look forward to another successful year together.


Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Hakeem Belo-Osagie

Directors' Report

The Directors present their report together with the audited financial statements of the Group for the year ended 31st March, 2002.

1. Results

	₦'m	₦'m
Profit for the year after taxation		1,361
Less: Appropriations:		
Statutory Reserve	(204)	
Small Scale Industries Reserve	(224)	
Bonus Issue Reserve	(425)	
General Reserve	2	
Dividend Proposed	(510)	
		(1,361)
Unappropriated profit carried forward		-

2. Legal Form

The Bank was incorporated in Nigeria as a limited liability company on 23rd February, 1961 under the Companies Ordinance (Cap 37) 1922. It to over the assets and liabilities of the British and French Bank Limited which had carried on banking business in Nigeria since 1949. The Bank's shar are currently quoted on the Nigerian Stock Exchange.

3. Major Activities

The Company is engaged in the business of banking and provides corporate, commercial, consumer and international banking, trade services, ca management, treasury and capital market services and products. Trust services, pension management and administration, as well as ass management services are provided through a subsidiary company, UBA Capital and Trust Ltd (previously UBA Trustees Ltd).

4. Directors

i. The names of the present Directors are shown on page 2.

ii. Since the last Annual General Meeting, Mallam Abba Kyari retired as Managing Director/Chief Executive of the Bank and was appointed Vic Chairman of the Board. During the period, Mr. Michael Ajukwu and Mr. Reginald Ihejiahi resigned from the Board.




Corporate Affairs Comm
Certified True Copy
23 SEP 2002
Name
Designation
Signature

CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary /
Legal Adviser

Directors' Report

iii. Mr. Arnold Ekpe was appointed Chief Executive Officer effective January 1, 2002. Mr. Offong Ambah was also appointed a Director during the period. In accordance with Article 76 of the Bank's Articles of Association, Messrs Ekpe and Ambah will retire at the Annual General Meeting and being eligible, offer themselves for election.

iv. In accordance with Article 101 of the Bank's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are:

Mallam Abba Kyari
Alhaji M. A. Abdulkadir
Mr. Amah Iwuagwu
Mr. Kayode Sofola, SAN
Mr. Victor Odozi

All being eligible, they will offer themselves for re-election. Alhaji Mahmoud Isa-Dutse is also retiring by rotation but has indicated that he does not wish to stand for re-election.

5. **Directors' Responsibilities**

The Directors are responsible for the preparation of the financial statements which give a true and fair view of the state of affairs of the Bank and of the profit or loss for that period and comply with the provisions of the Companies and Allied Matters Act, 1990 and the Banks and Other Financial Institutions Act, 1991. In so doing they ensure that:

- proper accounting records are maintained;
- applicable accounting standards are followed;
- suitable accounting policies are adopted and consistently applied;
- judgements and estimates made are reasonable and prudent;
- the going concern basis is used, unless it is inappropriate to presume that the Bank will continue in business; and
- internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets of the Bank and prevent and detect frauds and other irregularities.


A. O. EKPE
C.E.O


CERTIFIED TRUE COPY
Certified True Copy
23 SEP 2002
Name
Designation
Signature
Company Secretary / Legal Adviser

Directors' Report

6. Directors' Interests

The interests of the Directors in the issued share capital of the Bank are recorded in the Register of Directors' Shareholdings as at March 31 2002 as follows:

	2002	2001
Mr. Hakeem Belo-Osagie	446,250	446,250
Mallam Abba Kyari	917,150	917,150
Alhaji Mahmoud Isa-Dutse	451,815	451,815
Mr. Olufemi D. Lijadu	597,550	597,550
Alhaji Aliyu Dikko	510,000	510,000
Dr. Thomas A. John	1,985,311	1,985,311
Igwe Alex Nwokedi, OON	170,000	170,000
Alhaji Mustapha Abdulkadir	935,000	935,000
Mr. Victor Odozi	10,000	-
Mr. Amah C. Iwuagwu	1,019,999*	1,019,999 *
Mr. Kayode Sofola, SAN	240,832*	240,832 *
Mr. William James	96,900,000+*	96,900,000+*

* Indirect holding

\+ GDRs

There have been no changes in the Directors' shareholding since March 31, 2002, other than the shareholding of Mr. Victor Odozi which increase an additional 10,000 shares in May 2002.

7. Substantial Interests in Shares

The ordinary shares of the Bank as at March 31, 2002 were held as follows:

	Ordinary Shares of 50k each			
	2002		2001	
	Number of shares held	%	Number of shares held	%
Nigerian Citizens and Associations	797,763,756	46.93	793,833,756	46.70
*Stanbic Nominees Nigeria Limited	744,136,244	43.77	748,066,244	44.00
+Bankers International Corp, USA.	76,500,000	4.50	76,500,000	4.50
Banca Nazionale del Lavoro, Italy	40,800,000	2.40	40,800,000	2.40
Monte dei Paschi di Siena, Italy	40,800,000	2.40	40,800,000	2.40
	1,700,000,000	100.00	1,700,000,000	100.00

* Of this number, Stanbic Nominees Nigeria Limited holds 684,624,000 units (40.27.%) as Custodian under the Bank's GDR Programme.

\+ Bankers International Corporation is a member of the Deutsche Bank Group.

No shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the called up share capital of the Bank as at March 31, 2002.


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

CERTIFIED TRUE COPY

Isabella Okagua
Company Secretary /
Legal Adviser

Directors' Report

Statistical Analysis of Shareholdings

Range of Shareholdings			Number of Shareholders	Number of Shares held	%of Shareholding
1	-	500	6,862	1,653,467	0.10
501	-	1,000	9,038	7,281,400	0.43
1,001	-	5,000	28,357	68,148,070	4.01
5,001	-	50,000	15,851	217,682,337	12.81
50,001	-	100,000	917	67,219,397	3.95
100,001	-	500,000	769	150,822,126	8.87
500,001	-	1,000,000	71	49,460,969	2.91
[illegible]000,001	-	5,000,000	43	74,646,212	4.39
5,000,001	-	50,000,000	18	242,449,778	14.26
50,000,001	-	100,000,000	1	76,500,000	4.50
Above		100,000,000	1	744,136,244	43.77
			61,928	1,700,000,000	100.00

Donations

Donations made during the year amounted to ₦14,310,000.00 details of which are shown below. No donation was made to any political organisation.

NAME OF BENEFICIARY	AMOUNT (₦)
Mr. Uzor Benedict Asiguike (Educational Sponsorship)	15,000
Saint Louis Secondary School (Purchase of Computers)	150,000
The Nigerian Police, Ogun State Command Headquarters (Building Project)	20,000
The Nigerian Stock Exchange (Sponsorship of Workshop Cocktail)	270,000
[illegible]elecommunications Lawyers Association of Nigeria (Quarterly Luncheon/Forum)	200,000
Ikoyi Club 1938 (Sponsorship of 63rd Anniversary)	250,000
Capital Market Correspondents Association of Nigeria (CAMCAN) (Sponsorship of Quarterly Forum)	400,000
Health Foundation (Workshop on HIV/AIDS)	250,000
The Nigerian Stock Market Annual (Donation towards Book Launch)	25,000
Chartered Institute of Bankers of Nigeria (Annual Dinner)	130,000
Massey Street Children's Hospital (End-of-Year Party)	50,000
Corona Schools (Inter House Sport)	74,000


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Isabella Okagbue
Company Secretary / Legal Adviser

Directors' Report

UNICEF (Sponsorship of Sheraton/UNICEF Charity Walk)	285,000
National Children's Park and Zoo, Abuja (Building of Park & Zoo)	1,500,000
New Nigeria Dev. Coy. Young Professionals Dev. Scheme (Donation to Scheme)	1,000,000
Agbara Morogbo Law Centre (Donation towards Community Project)	50,000
Junior Achievement of Nigeria	1,000,000
Crime Reporters' Association of Nigeria (Sponsorship)	50,000
Nigerian Guild of Editors (Sponsorship of Luncheon)	750,000
Financial Correspondents' Association of Nigeria (Monthly Forum)	150,000
Edo 2002 (National Sports Festival)	1,500,000
Growing Business Foundation	1,141,000
Lagos State Government (Bomb Blast victims)	5,000,000
Save a Child's Heart (Master Abasiono J.)	50,000
Total	**14,310,000**

10. Acquisition of Own Shares

The Bank did not purchase any of its own shares during the year.

11. Fixed Assets

Movements in fixed assets during the year are shown on pages 24 - 25. In the opinion of the Directors, the market value of the Bank's properti not less than the value shown in the accounts.

12. Employment and Employees

i. Employment of disabled persons

It is the policy of the Bank that there should be no discrimination in considering applications for employment including those from disabled pers All employees whether or not disabled are given equal opportunities to develop. As at 31st March, 2002, there were sixteen disabled perso the employment of the Bank.

ii. Health, Safety at Work and Welfare of Employees

Health and Safety regulations are in force within the Bank's premises and employees are aware of existing regulations. The Bank prov subsidies to all levels of employees for medical expenses, transportation, housing, lunch, etc.



Directors' Report

12. Employee Involvement and Training

The Bank is committed to keeping employees fully informed as much as possible regarding the Bank's performance and progress and seeking their opinion where practicable on matters which particularly affect them as employees.

Training is carried out at various levels through both in-house and external courses and 2056 staff benefitted from such courses in the year under review. Incentive schemes designed to encourage the involvement of employees in the Company's performance are implemented whenever appropriate.

13. Post-Balance Sheet Events

There are no post balance sheet events which could have had a material effect on the financial state of affairs of the Bank as at 31st March, 2002 and the profit for the year ended that date.

14. Audit Committee

Pursuant to section 359(3) of the Companies and Allied Matters Act No. 1 of 1990, the Bank has an Audit Committee comprising three Executive Directors and three shareholders as follows:

1. Mr. Jene Princewill	-	Chairman
2. Alhaji Alkassim Umar	-	Member
3. Mr. Dan Agbor	-	Member
4. Mr. Olufemi D. Lijadu	-	Member
5. Alhaji M. Isa-Dutse	-	Member
6. * Mr. Reginald Ihejiahi	-	Member*

* Mr. Reginald Ihejiahi resigned from the Board of Directors / Audit Committee during the year under review.

The functions of the Audit Committee are as laid down in Section 359(6) of the Companies and Allied Matters Act of 1990.

15. Auditors

i. The firm of Messrs. KPMG Audit who had hitherto served as joint auditors with Messrs. Akintola Williams Deloitte & Touche have served notice of their merger with the firm of Akintola Williams Deloitte & Touche since the last Annual General Meeting.

ii. In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte & Touche have indicated their willingness to continue in office as sole Auditors of the Bank. A resolution will be proposed authorising the Directors to determine their remuneration.

By Order of the Board

B. I. Okagbue

Prof. Isabella Okagbue
Company Secretary / Legal Adviser
57 Marina, Lagos.
31st May 2002


Corporate Affairs
Certified True Copy
23 SEP 2002
Name
Designation
Signature

A.D.

C.E.O

Corporate Profile and Business Review

United Bank of Africa Plc, UBA, is a public limited company incorporated under the laws of Nigeria. Its shareholders include leading international banks, institutional investors and individuals. Its shares are quoted on the Nigerian Stock Exchange and are privately placed internationally under a Global Depositary Receipt Programme. It has 235 branches across Nigeria and 2 foreign branches in New York and Grand Cayman Island.

UBA and its subsidiary in Nigeria, UBA Capital and Trust Ltd. provide a range of financial services to individuals, companies, financial and multilateral institutions, governments and non-governmental organisations. These services include commercial banking, investment banking, asset management and related services. UBA is regulated and supervised by the Central Bank of Nigeria and is subject to the supervision and examination of the Nigerian Deposit Insurance Corporation.

UBA's branch in New York is subject to supervision and regulation by the Office of the Comptroller of Currency and the Federal Reserve Bank. Its branch in Grand Cayman Island is subject to the supervision and regulation of the Grand Cayman authorities.

Financial Performance

UBA's financial performance is determined by the general economic conditions and the conduct of monetary and fiscal policies in the countries in which it is present, namely, Nigeria and the United States of America. Interest and exchange rates in Nigeria were relatively stable during the financial year, while the American economy remained resilient despite several challenges.

Total revenues across the UBA Group increased by 16% to ₦22.52 billion resulting in a profit before tax of ₦2.47 billion. Interest income increased 8% to ₦14.97 billion and non-interest income increased 37% to ₦7.55 billion. The operating margin was up by 47%.
The contributions of the various units to the financial performance of the Bank also improved across the board.

Total deposits decreased slightly from ₦133.14 billion to ₦131.87 billi The contribution of demand and savings deposits to our deposit ba decreased from 77% to 65%. Net risk assets increased from ₦23. billion to ₦40.14 billion, while performing loans as a percentage of gro loans increased from 74% to 97%.

Earnings per share increased from ₦0.70 to ₦0.92 and the Board h proposed a dividend of ₦510 million for the year. i.e. 30 kobo per share.

Management

A new management team headed by the current Chief Executive Offi took over in the last quarter of the financial year. The Bank is now focus on addressing key strategic initiatives following a review by Mckinsey a Co, a leading international firm of strategy consultants. We intend manage the Bank on the basis of shareholder value and efficiency. Th will require better operating cost control, improved balance she management and a strategy focused on our retail franchise. Seve organisational changes and operational initiatives were implemented drive the strategy. We believe we now have a more effective and focus institution with clear objectives and a common direction.

People

UBA operates its human capital function as a strategic resourc Investment in human capital is considered, not as a cost, but as a sour of potential competitive advantage. Accordingly, there is significa investment in retention and development of our people. Managers a appraised using a balanced scorecard of key quantitative and qualitati factors.

Leading international and local institutions were contracted to provi training and people development programmes to meet the needs of o employees. We also commenced the use of psychometric-based tools the assessment and development of our management team. Th


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Corporate Profile and Business Review

ȝramme will be extended to all staff and will be integrated into our ɾall recruitment and human resource management strategy.

ꞩtomers

ᗅ's Consumer Bank addresses the needs of individual customers. h over one million individual customers in the most populous nation in ca (over 120 million people) the potential for UBA's Consumer ıki. business is huge. UBA is increasingly focusing on its retail ıchise where it believes it has a competitive advantage. New nches, new products and new distribution channels are being ·eloped to address this largely 'unbanked' market.

: Commercial Banking business is targeted at small scale and middle ɾket enterprises. These are emerging companies that are dominantly locally owned and have the potential to grow into major ꞩinesses in the future. The unique risks and attractive returns in this ɾket are addressed through carefully structured product programmes.

ꜫ Corporate Banking business targets the organised private sector luding top-tier local companies, subsidiaries of multinational npanies, governments and government agencies.

Inflation and Currency Movement

As a financial institution, UBA holds assets that are predominantly monetary in nature. The impact of inflation and exchange rate movements on financial institutions is significantly different from companies that have a high proportion of fixed assets. During periods of inflation and/or currency devaluation, monetary assets lose value in terms of purchasing power whilst fixed assets may remain unaffected.

UBA's assets and earnings are predominantly generated in Nigeria. The Nigerian currency has suffered a long period of devaluation, which means that UBA's assets and earnings are exposed to significant devaluation. UBA's offshore presence means that it generates foreign currency earnings and holds assets in foreign currency which serve to reduce the impact of the devaluation in the local currency.

Corporate Governance

During the year, the Board approved a revised Code of Professional Conduct and Ethics. This, in addition to policies on money laundering and other measures, is designed to ensure that UBA continues to operate to international corporate governance standards. These policies are being implemented across the Group.


Certified True Copy
23 SEP 2002
Name
Designation
Signature

Board of Directors



Hakeem Belo-Osagie

Director since 1994.
Chairman of the Board of Directors since 1997. Petroleum Economist and Lawyer. Former Special Assistant to the Minister of Petroleum and Energy. Chairman and Director of several companies.



Abba Kyari

Director since 1994.
Vice-Chairman of the Board since January 2002. Was Managing Director & Chief Executive from 1997 to 2001. Former Company Secretary and Head, Legal Services at African International Bank. Former State Commissioner and newspaper editor.



Arnold Ekpe

Chief Executive Officer since January 2002. Was MD/CEO, Ecobank Group from 1996 to 2001. Former Citibank Vice-President and Head of Corporate/Trade Finance for sub-Saharan Africa. Director of UAC Nigeria Plc.



Mahmoud Isa-Dutse

Director since 1995.
Executive Director, Credit Risk Management. Director of Northern Nigeria Flour Mills. Former Managing Director of Savannah Bank and Gamji Bank.



Olufemi Lijadu

Director since 1997
Executive Director, Inte
Banking. Was Compan
DGM (Legal Services i
1994-97. Member of t
International Tax Plann
Association.



Amah Iwuagwu

Director since 1997.
Managing Director & Chief Executive of Credit Alliance Financial Services Limited. Former Special Adviser to the Minister of Finance. Former Economic Analyst in the World Bank.



Igwe Alex Nwokedi (OON)

Director since 1994.
Fellow, Nigerian Institute of Public Relations. Was General Manager, Group Public Affairs at the Nigerian National Petroleum Corporation and Press Secretary to the Head of State in the 1970s.



Junaid Dikko

Director since 2000.
Petroleum and telecommunications Consultant. Currently Managing Director of United Telesys Limited. On the board of several companies.



Asuquo John

Director since 1994.
Currently Chief Executive of Hydropec Engineering Services Limited. Former Group Chief Executive of Nigerian National Petroleum Corporation.



Victor Odozi

Director since 1999.
Former Deputy Governor
Central Bank of Nigeria.
the Boards of the Nigeri
Development Bank and t
Export-Import Bank. Fello
Institute of Bankers of Ni



Corporate
Certi
23 SEP
Name
Designation
Signature

Board of Directors



kko

since 2000.
e Director, Public Sector.
eral Manager, Public Sector
enior executive of Urban
ment Bank of Nigeria.



Offong Ambah

Director since March 2002
Executive Director, Commercial Bank. Former Managing Director of Ecobank Liberia. Fellow of the Nigerian Institute of Stockbrokers.



Khalid Al-Mansour

Director since 1998.
Attorney at Law, Investment Banker.
Co-founder of the international law firm of Al-Waleed, Al-Talal and Al-Mansour.
On the board of several companies.



Jean Herskovits

Director since 1998.
Professor of History at the State University of New York at Purchase.
Consultant to major international organisations.



Kayode Sofola (SAN)

Director since 1994.
Principal Partner, Kayode Sofola Chambers. Made Senior Advocate of Nigeria in 1995. On the board of several companies.



. Kroeger

tor since 1996.
sche Bank AG. Director - Corporate
nvestment Bank/ Global Trade
ce - West Africa.



Mustapha Abdulkadir

Director since 1997.
Director of several companies.
Former senior executive of National Electric Power Authority.



William James

Director since 1998.
Chairman of Citizen's Capital LLC, an international investment firm.
Director of several companies.



Paolo Di Martino

Director since 2001.
Executive of Monte dei Paschi di Siena S.P.A. (Oldest bank in the world).
Director of Banque du Sud Tunis.

Report of the Audit Committee to the Members of United Bank for Africa Plc

In accordance with the provisions of Section 359 (6) of the Companies and Allied Matters Act 1990, we confirm that we have seen the audit plan & scope, and the Management Letter on the audit of the accounts of the Bank and the responses.

In our opinion, the plan & scope of the audit for the year ended 31st March, 2002 were adequate. We have reviewed the Auditors' findings and we are satisfied with the Management responses thereon.

We also confirm that the accounting and reporting policies of the Bank are in accordance with legal requirements and ethical practices.

Members of the Audit Committee

1.	Mr. Jene Princewill	-	Chairman
2.	Mr. Dan Agbor	-	Member
3.	Alhaji Alkassim Umar	-	Member
4.	Mr. Olufemi Lijadu	-	Member
5.	Alhaji M. Isa-Dutse	-	Member

MR. JENE PRINCEWILL
CHAIRMAN
AUDIT COMMITTEE

16th May 2002


23 SEP 2002
Name
Designation
Signature

CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary
Legal Adviser

A. O. EKPE
C.E.O.

Report of the Auditors
to the Members of United Bank for Africa Plc

ɜ have audited the financial statements of UNITED BANK FOR AFRICA ɔ as at 31st March 2002 set out on pages 17 to 35 which have been ɜpared on the basis of the accounting policies set out on page 16.

ɜspective Responsibilities of Directors and Auditors
accordance with the Companies and Allied Matters Act, 1990, the mpany's directors are responsible for the preparation of the financial ɜtements. It is our responsibility to form an independent opinion based o[illegible] udit on those statements and to report our opinion to you.

asis of Opinion
ɜ conducted our audit in accordance with the International Standards on iditing issued by the International Federation of Accountants. An audit ɜludes examination, on a test basis, of evidence relevant to the amounts id disclosures in the financial statements. It also includes an ɜsessment of the significant estimates and judgements made by the rectors in the preparation of the financial statements, and of whether the ɜcounting policies are appropriate to the Bank's circumstances, onsistently applied and adequately disclosed.

/e planned and performed our audit so as to obtain all the information and ‹planations, which we considered necessary in order to provide us with ıfficient evidence to give reasonable assurance that the financial ·atements are free from material misstatement. In forming our opinion, /e also evaluated the overall adequacy of the presentation of information the financial statements and assessed whether the Company's ccounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

Contravention
During the year, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

Opinion
In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31st March 2002 and the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and Other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte & Touche

Akintola Williams Deloitte & Touche
Chartered Accountants
Lagos, Nigeria


INSTITUTE OF CHARTERED ACCOUNTANTS OF NIGERIA
236024

7th May 2002


Corporate Commission
Certified True Copy
2 2002
Name
Designation
Signature

A.O. EKPE

C.E.O.

CERTIFIED TRUE C
Isabella Okagbue
Company Secretary / Legal Adviser

Statement of Accounting Policies

A summary of the principal accounting policies, applied consistently throughout the current and previous years, is set out below:

1. **BASIS OF ACCOUNTING**

The financial statements are prepared under the historical cost convention and in accordance with the provisions of the Statement of Accounting Standards for Banks and Non-Bank Financial Institutions (SAS 10) issued by the Nigerian Accounting Standards Board.

2. **BASIS OF CONSOLIDATION**

The Group financial statements include the financial statements of the Bank and its wholly owned subsidiary, UBA Capital & Trust Limited, for the year ended 31st March, 2002.

3. **LOANS AND ADVANCES**

Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customer's account. Specific provisions are made against bad and doubtful debts for which principal and/or interest repayments are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. A 1% general provision is made on performing loans and advances.

4. **INCOME RECOGNITION**

.1 Interest income is recognized on an accrual basis. Interest overdue for more than 90 days is suspended and recognized on a cash basis only.
.2 Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.
.3 Non credit related fee income is recognized at the time the service or the related transactions are effected.

5. **ADVANCES UNDER FINANCE LEASES**

Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognized in a manner which provides a constant yield on the outstanding principal over the lease term.

6. **FIXED ASSETS AND DEPRECIATION**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write-off the cost of each asset over its estimated useful life, at the following annual rates:

Leasehold Land	Over the period of the lease
Leasehold Building	2.5%
Motor Vehicles	25%
Other Fixed Assets	5% to 25%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

7. **FOREIGN CURRENCY ITEMS**

.1 Transactions in foreign currencies are translated to Naira at the rate of exchange ruling at the dates of the transactions.
.2 Foreign currency balances are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit and loss on exchange is taken to the profit and loss account.
.3 The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to the Exchange Difference Reserve Account.

8. **INVESTMENTS**

Investments are stated at cost. It is the Bank's policy to hold its investments till maturity. However, provision is made in these financial statements for diminution in value of investments which are doubtful of full realization.

9. **TAXATION**

Income tax payable is provided on taxable profits at the current rate. Deferred tax is provided for all significant timing differences arising in the recognition of income and expenditure for accounting and taxation purposes. The provision is calculated at the ruling tax rate at the balance sheet date.

10. **STAFF PENSION SCHEME CONTRIBUTION**

The Bank operates a defined contribution scheme for its employees. The scheme which is solely funded by the Bank, is independent of the Bank's finances and is managed by UBA Capital & Trust Limited.

Balance Sheet
as at 31st March

	Notes	GROUP 2002 ₦'million	GROUP 2001 ₦'million	COMPANY 2002 ₦'million	COMPANY 2001 ₦'million
SE OF FUNDS					
ash and Short Term Funds	1	103,870	87,721	103,314	87,712
overnment Securities	2	30,268	47,823	30,268	47,823
vestments	3	1,017	1,019	944	757
ans and Advances	4	40,135	23,106	40,135	23,106
ther Assets	5	19,998	23,487	19,125	22,990
xed Assets	6	4,908	4,876	4,894	4,860
		200,196	188,032	198,680	187,248
IABILITIES					
eposit and Current Accounts	7	131,866	133,135	131,866	133,135
ther Liabilities	8	55,996	44,564	55,403	44,478
xation	9	1,343	976	1,265	918
eferred taxation	10	364	290	364	290
		189,569	178,965	188,898	178,821
APITAL AND RESERVES					
hare Capital	11	850	850	850	850
ther Reserves	12	9,777	8,217	8,932	7,577
HAREHOLDERS' FUNDS		10,627	9,067	9,782	8,427
		200,196	188,032	198,680	187,248
Acceptances, Guarantees and Other Obligations for Account of Customers And Customers' Liability thereon)	13	22,543	7,523	22,543	7,523

HAKEEM BELO-OSAGIE ______]

ARNOLD EKPE ______] Directors

MAHMOUD ISA-DUTSE ______

Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name: Isabella Okagbue
Designation: Company Secretary / Legal Adviser
Signature

A. O. EKPE

Profit & Loss Account
for the Years Ended 31st March

	Notes	GROUP 2002 ₦ 'million	GROUP 2001 ₦ 'million	COMPANY 2002 ₦ 'million	COMPANY 2001 ₦ 'million
GROSS EARNINGS		22,521	19,387	22,112	19,148
Interest and Discount Income	14	14,966	13,889	14,966	13,889
Interest Expense	15	(5,058)	(5,905)	(5,058)	(5,905)
		9,908	7,984	9,908	7,984
Loan Loss Provisions	4.4	(1,030)	(340)	(1,030)	(340)
Net Interest Margin		8,878	7,644	8,878	7,644
Other Banking Income	16	7,555	5,498	7,146	5,259
		16,433	13,142	16,024	12,903
Depreciation	6	(1,010)	(783)	(1,002)	(776)
Other Operating Expenses	18	(12,002)	(10,677)	(11,835)	(10,542)
Profit Before Taxation and Exceptional Items		3,421	1,682	3,187	1,585
Exceptional Items:	17				
Staff severance		(231)	-	(231)	-
Write-off of long outstanding items		(718)	-	(718)	-
PROFIT BEFORE TAXATION		2,472	1,682	2,238	1,585
Taxation	9.2	(906)	(413)	(877)	(402)
PROFIT AFTER TAXATION		1,566	1,269	1,361	1,183
APPROPRIATIONS:					
Statutory Reserve	12	235	190	204	177
Small Scale Industries Reserve	12	224	159	224	159
Bonus Issue Reserve	12	425	-	425	-
General Reserve	12	172	495	(2)	422
Dividend - Proposed	19	510	425	510	425
		1,566	1,269	1,361	1,183
PER 50K SHARE:					
Earnings Per Share		₦ 0.92	₦ 0.75	₦ 0.80	₦ 0.70
Dividend Per Share		₦ 0.30	₦ 0.25	₦ 0.30	₦ 0.25



Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Cash Flow Statement

for the Years Ended 31st March

	GROUP		COMPANY	
	2002	2001	2002	2001
CASH FLOW FROM OPERATING ACTIVITIES:	₦ 'million	₦ 'million	₦ 'million	₦ 'million
OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL:				
Gross earnings	22,521	19,387	22,112	19,148
Interest expenses	(5,058)	(5,905)	(5,058)	(5,905)
Provision on doubtful debts	(1,030)	(340)	(1,030)	(340)
Payment to employees and suppliers	(12,002)	(10,677)	(11,835)	(10,542)
Exceptional items	(949)	-	(949)	-
Profit on sale of fixed assets	18	(10)	20	(10)
	3,500	2,455	3,260	2,351
WORKING CAPITAL CHANGES:				
(Decrease)/increase in deposit & current accounts	(1,269)	50,617	(1,269)	50,617
Increase in other liabilities	11,576	15,387	11,069	15,475
Decrease in exchange reserves	504	887	504	887
(Increase)/decrease in loans and advances	(17,029)	(5,781)	(17,029)	(5,781)
(Increase)/decrease in other assets	3,260	(13,641)	3,636	(13,395)
CASH GENERATED FROM OPERATIONS	542	49,924	171	50,154
Taxation paid	(463)	(527)	(456)	(454)
NET CASH FLOW FROM OPERATING ACTIVITIES	79	49,397	(285)	49,700
CASH FLOW ON INVESTING ACTIVITIES:				
Exchange difference on fixed assets	(2)	(2)	(2)	(2)
Purchase of fixed assets	(1,088)	(1,646)	(1,082)	(1,637)
Prior year adjustment	-	-	-	-
[illegible]/(purchase) of investment	2	70	(187)	(109)
Proceeds of sale of fixed assets	28	14	28	14
CASH USED IN INVESTING ACTIVITIES	(1,060)	(1,564)	(1,243)	(1,734)
CASH FLOW ON FINANCING ACTIVITIES:				
(Purchase)/sale of treasury bills	17,555	(13,324)	17,555	(13,324)
Dividend paid	(425)	(850)	(425)	(850)
CASH USED IN FINANCING ACTIVITIES	17,130	(14,174)	17,130	(14,174)
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,149	33,659	15,602	33,792
Opening cash and cash equivalents	87,721	54,062	87,712	53,920
CLOSING CASH AND CASH EQUIVALENTS (note 1)	103,870	87,721	103,314	87,712

A. O. EKPE

Notes to the Accounts

	GROUP		COMPANY	
	2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
1 CASH AND SHORT-TERM FUNDS				
.1 Cash and short-term funds comprise:				
Cash	2,309	2,415	1,753	2,406
Balances with, and cheques in course of collection on other banks:				
* In Nigeria	1,608	23,775	1,608	23,775
* Abroad	39,590	22,912	39,590	22,912
Money at call with banks:				
* In Nigeria	5,479	189	5,479	189
* Abroad	45,749	30,458	45,749	30,458
	94,735	79,749	94,179	79,740
Provision for Interbank Placement	(19)	(19)	(19)	(19)
	94,716	79,730	94,160	79,721
.2 Cash reserve deposit				
Balance at 1st April	7,991	9,236	7,991	9,236
Additions/(withdrawals) during the year	1,163	(1,245)	1,163	(1,245)
Balance as at 31st March	9,154	7,991	9,154	7,991
Total cash and short term funds	103,870	87,721	103,314	87,712

Included in bank and cash balances outside Nigeria, is the Naira value of foreign currencies held on behalf of customers in various foreign accounts amounting to ₦2,333million (2001: ₦4,301million). The corresponding liability for this amount is included in Other Liabilities (see note 8).

	GROUP		COMPANY	
	2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
2 GOVERNMENT SECURITIES				
* Nigerian government treasury bills	29,267	39,323	29,267	39,323
* CBN certificates	1,001	8,500	1,001	8,500
	30,268	47,823	30,268	47,823


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

A. O. Egbe
C. E. O.

CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary / Legal Adviser

Notes to the Accounts (Cont'd)

		Status	GROUP		COMPANY	
			2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
3	**INVESTMENTS**					
.1	**Investment in wholly owned subsidiary**					
	UBA Capital & Trust Ltd. (formerly UBA Trustees Limited)		-	-	3	3
.2	**Quoted investments**	**Status**				
	P.Z. Industries Plc. (Market Value - ₦6 million; 2001: ₦6 million)	Floating Debenture	6	6	6	6
	Guinness Nigeria Plc. (Market Value - Nil; 2001: ₦2 million)	Floating Debenture	-	2	-	2
	UTC Nigeria Plc. (Market Value - ₦1million; 2001: ₦1million)	Floating Debenture	1	1	1	1
	Nigeria German Chemicals Plc. (Market Value - Nil; 2001: ₦3 million)	Floating Debenture	-	3	-	3
	CFAO Nigeria Plc. (Market Value - ₦12 million; 2001: ₦20 million)	Floating Debenture	12	20	12	20
	Nigeria International Debt Fund (Market Value - ₦382 million; 2001: ₦296 million)	Govt. Debt Certificate	308	308	308	309
	Total Quoted		327	340	327	341
	Provisions for dimunition in value		(1)	(1)	(1)	(1)
			326	339	326	340
.3	**Other Investments**					
	Smart Card Nigeria Ltd	Equity	36	36	36	36
	Nigeria Agric. Insurance Co. Ltd.	Equity	1	1	1	1
	Africa Export - Import Bank	Equity	11	11	11	11
	Central Securities Clearing System Ltd.	Equity	1	1	1	1
	Nigeria Automated Clearing	Equity	27	27	27	27
	Investment in UBA Mobile	Equity	1	-	1	-
	Vehicle Insurance Sinking Fund	Sinking Fund	332	332	332	332
	Kano Development Bond	Floating Debenture	2	2	2	2
	Smart Card Nigeria Ltd	Floating Debenture	7	7	7	7
	Edo State Govt Rev. Bond	Floating Debenture	200	-	200	-
			617	416	617	416
	Provisions thereon		(2)	(2)	(2)	(2)
			615	414	615	414
	Investments of subsidiary company, UBA Capital & Trust Ltd. (formerly UBA Trustees Ltd.)		76	266	-	-
			691	680	615	414
	Total Net Investments		1,017	1,019	944	757


Certified True Copy
23 SEP 2002
Name
Designation
Signature



CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary / Legal Adviser

Notes to the Accounts (Cont'd)

	GROUP		COMPANY	
	2002 ₦'million	2001 ₦'million	2002 ₦'million	2001 ₦'million
4 LOANS AND ADVANCES				
.1 Loans and advances comprise:				
Secured against real estate	5,289	3,989	5,289	3,989
Otherwise secured	23,882	18,011	23,882	18,011
Unsecured	11,979	9,041	11,979	9,041
	41,150	31,041	41,150	31,041
Less:				
Provision under Prudential Guidelines (note 4.6)	(1,015)	(7,935)	(1,015)	(7,935)
	40,135	23,106	40,135	23,106
.2 The maturity profile of loans and advances is as follows:				
Overdrafts	18,166	11,991	18,166	11,991
1 - 3 months	7,159	7,614	7,159	7,614
3 - 6 months	8,637	2,465	8,637	2,465
6 - 12 months	2,654	4,636	2,654	4,636
Over 12 months	4,534	4,335	4,534	4,335
	41,150	31,041	41,150	31,041
.3 The loans and advances are classified as follows:				
Performing	39,764	22,846	39,764	22,846
Non-Performing:				
* Principal	1,230	3,890	1,230	3,890
* Unpaid Interest	156	4,305	156	4,305
	41,150	31,041	41,150	31,041

Movement on Prudential Provision Accounts

	%	Principal 2002 ₦'million	Provision 2002 ₦'million	Principal 2001 ₦'million	Provision 2001 ₦'million	Profit and Loss Account ₦'million
.4 Per profit and loss account						
Performing	1%	39,764	398	22,846	229	169
Sub-standard	10%	611	61	201	20	41
Doubtful	50%	437	219	616	308	(90)
Lost	100%	3,633	3,633	3,073	3,073	560
		44,445	4,311	26,736	3,630	680
Lost written off		(3,451)	(3,451)	-	-	-
		40,994	860	26,736	3,630	680
Other provisions						
S.M.E. loans			5		19	(14)
Investments			3		3	-
Interbank placements			19		19	-
Other assets (note 5)			452		390	62
Contingencies			302		-	302
						1,030


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature


A.O. EKPE
C-E-O.

CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary / Legal Adviser

Notes to the Accounts (Cont'd)

.5 Movement on provision for bad and doubtful debts has taken into account total recoveries for the year standing at ₦509million (2001: ₦858million).

	COMPANY	
.6 Movement in Provision for doubtful debts (note 4.1)	**2002**	2001
Principal:	**₦'million**	₦'million
At 1st April 2001	3,630	3,344
Provision for current year	680	286
Written-off in the year	(3,451)	-
At 31st March 2002	859	3,630
Interest:		
At 1st April 2001	4,305	2,084
Additions during the year	2,384	2,221
Written-off in the year	(6,533)	-
At 31st March 2002	156	4,305
Total at 31st March 2002	1,015	7,935

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	₦'million	₦'million	**₦'million**	₦'million
5 OTHER ASSETS				
Payments in advance and sundry accounts	18,809	17,065	18,752	16,614
Accounts receivable	2,522	6,583	1,706	6,537
	21,331	23,648	20,458	23,151
Less:				
Provision under Prudential Guidelines (note 4.4)	(1,333)	(161)	(1,333)	(161)
	19,998	23,487	19,125	22,990


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

CERTIFIED TRUE COPY

Isabella Okagbue
Company Secretary / Legal Adviser

Notes to the Accounts (Cont'd)

6 FIXED ASSETS

	Land and Buildings ₦'million	Machinery, Furniture and Fittings ₦'million	Motor Vehicles ₦'million	Construction in Progress ₦'million	TOTAL ₦'million
GROUP					
.1 Cost:					
At 1st April 2001	2,246	4,648	1,211	218	8,323
Exchange Difference	1	5	-	-	6
Additions	7	855	76	150	1,088
Disposal	-	(12)	(54)	(26)	(92)
Transfer in/(out)	245	11	-	(256)	-
At 31st March 2002	2,499	5,507	1,233	86	9,325
Depreciation:					
At 1st April 2001	371	2,423	653	-	3,447
Charge for the year	62	733	215	-	1,010
Exchange Difference	-	4	-	-	4
On Disposals	-	(12)	(32)	-	(44)
At 31st March 2002	433	3,148	836	-	4,417
Net book value:					
At 31st March 2002	2,066	2,359	397	86	4,908
At 31st March 2001	1,875	2,225	558	218	4,876
COMPANY					
.2 Cost:					
At 1st April 2001	2,246	4,603	1,195	218	8,262
Exchange Difference	1	5	-	-	6
Additions	7	852	73	150	1,082
Disposal	-	(12)	(54)	(26)	(92)
Transfer in/(out)	245	11	-	(256)	-
At 31st March 2002	2,499	5,459	1,214	86	9,258
Depreciation:					
At 1st April 2001	372	2,390	640	-	3,402
Charge for the year	62	728	212	-	1,002
Exchange Difference	-	4	-	-	4
On Disposals	-	(12)	(32)	-	(44)
At 31st March 2002	434	3,110	820	-	4,364
Net book value:					
At 31st March 2002	2,065	2,349	394	86	4,894
At 31st March 2001	1,874	2,213	555	218	4,860



Certified True Copy
23 SEP 2002
Name
Designation
Signature



C.E.O.

CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary / Legal Adviser

	2002 ₦'million	2001 ₦'million
.3 Land and buildings comprise:		
Long - term leasehold land and buildings	2,145	2,145
Short - term leasehold land and buildings	354	101
	2,499	2,246

.4 Exchange difference arose from the conversion of fixed assets in overseas branches at the rate of exchange ruling at 31st March 2002.

.5 Capital commitments

Capital expenditure authorised by the Directors and not provided for in the financial statement amounted to Nil. (2001: ₦134million).

	GROUP		COMPANY	
	2002 ₦'million	2001 ₦'million	2002 ₦'million	2001 ₦'million
7 DEPOSITS AND CURRENT ACCOUNTS				
.1 Deposits				
i Demand				
* In Nigeria	39,475	58,239	39,475	58,239
* Abroad	19,766	18,400	19,766	18,400
	59,241	76,639	59,241	76,639
ii Savings	27,120	25,480	27,120	25,480
iii Time deposits				
* In Nigeria	4,640	13,130	4,640	13,130
* Abroad	40,669	17,274	40,669	17,274
	72,429	55,884	72,429	55,884
.2 Foreign transfers payable	196	612	196	612
	131,866	133,135	131,866	133,135
.3 The maturity profile of Deposit liabilities is as follows:				
Under 1 month	107,358	102,492	107,358	102,492
1 - 3 months	23,549	26,991	23,549	26,991
3 - 6 months	842	3,130	842	3,130
6 - 12 months	96	348	96	348
Over 12 months	21	174	21	174
	131,866	133,135	131,866	133,135

.4 Due to other Banks In Nigeria includes uncleared effects and cheques for collection in favour of other banks in Nigeria.

Notes to the Accounts (Cont'd)

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		₦ 'million	₦ 'million	**₦ 'million**	₦ 'million
8	**OTHER LIABILITIES**				
	Creditors, accrued charges and provisions (including accounts payable)	**50,197**	31,940	**49,604**	31,854
	Items in transit between branches (net)	**2,920**	7,667	**2,920**	7,667
	Customers deposits for foreign exchange	**2,333**	4,301	**2,333**	4,301
	Unclaimed dividends due to Nigerian shareholders	**-**	195	**-**	195
	Dividend:				
	* Unremitted	**36**	36	**36**	36
	* Proposed	**510**	425	**510**	425
		55,996	44,564	**55,403**	44,478
9	**TAXATION PAYABLE**				
.1	**Per profit and loss account:**				
	* Income tax charge	**422**	329	**395**	320
	* Education tax	**59**	49	**57**	47
	* Capital gains tax	**1**	1	**1**	1
	(Over)/Under-provision in previous year	**350**	(256)	**350**	(256)
		832	123	**803**	112
	Deferred taxation (note 10.1)	**74**	290	**74**	290
	Charge for the year.	**906**	413	**877**	402

The charge for income tax in these financial statements is based on the provisions of the Companies Income Tax Act 1979 as amended to date. The charge for education tax is based on the provisions of the Education Tax Act, 1993.

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		₦ 'million	₦ 'million	**₦ 'million**	₦ 'million
.2	**Per Balance Sheet:**				
	At 1st April	**976**	1,380	**918**	1,260
	Payment during the year	**(465)**	(527)	**(456)**	(454)
	Current year charges (note 9.1)	**832**	123	**803**	112
	At 31st March	**1,343**	976	**1,265**	918
10 .1	**DEFERRED TAXATION**				
	At 1st April	**290**	-	**290**	-
	Current year charge (note 9)	**74**	290	**74**	290
	At 31st March	**364**	290	**364**	290

.2 The Bank's exposure to deferred tax (which relates to timing differences in recognition of depreciation and capital allowances on fixed assets) has been provided for in the financial statements.



Notes to the Accounts (Cont'd)

	GROUP		COMPANY	
	2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
11 SHARE CAPITAL				
.1 Authorised				
4 billion ordinary shares of 50k each	2,000	1,000	2,000	1,000

At the Annual General Meeting of the Bank held on 2nd August, 2001, the authorised share capital of the Bank was increased from ₦1,000,000,000 to ₦2,000,000,000 by the creation of 2,000,000,000 Ordinary Shares of 50K each, such shares ranking paripassu with the existing shares of the Bank.

	2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
.2 Issued and fully paid				
At 31st March (1.7billion ordinary shares of 50k each)	850	850	850	850

12 OTHER RESERVES

	Capital ₦ 'million	Statutory ₦ 'million	Exchange Difference ₦ 'million	General ₦ 'million	Bonus Issue ₦ 'million	Small Scale Industries ₦ 'million	Total ₦ 'million
.1 Group							
At 1st April, 2001	22	1,607	2,770	3,659	-	159	8,217
Exchange difference in the year (note 12.3)	-	-	504	-			504
Appropriation from profit and loss account	-	235	-	172	425	224	1,056
At 31st March, 2002	22	1,842	3,274	3,831	425	383	9,777
.2 Company							
At 1st April, 2001	-	1,503	2,770	3,145	-	159	7,577
Exchange difference in the year (note 12.3)	-	-	504	-	-	-	504
Appropriation from Profit and Loss Account	-	204	-	(2)	425	224	851
At 31st March, 2002	-	1,707	3,274	3,143	425	383	8,932

.3 Movement in the exchange difference reserve represents exchange gain on conversion of Head Office net investments in foreign branches.

.4 **Reserve for Small Scale Industries**
In accordance with the provision of the Monetary, Credit, Foreign Trade and Exchange Policy Guidelines of Year 2001, 10% of profit before tax has been set aside for financing small scale industries.



Certified True Copy
23 SEP 2002
Name
Designation
Signature

A. B. EKPE

Isabella Okagbue
Company Secretary / Legal Adviser

Notes to the Accounts (Cont'd)

	GROUP		COMPANY	
	2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
13 CONTRA ITEMS				
Contra items are made up of:				
Bonds and guarantees issued to third parties	20,177	7,405	20,177	7,405
Acceptances	2,216	10	2,216	10
Confirmed letters of credit and liability to customers thereon	150	108	150	108
	22,543	7,523	22,543	7,523
14 INTEREST AND DISCOUNT INCOME				
Non-bank sources:				
Loans and advances	6,205	5,174	6,205	5174
Treasury income	7,158	7,427	7,158	7,427
Bank sources:				
Placements with local banks	484	181	484	181
Placements with foreign banks	1,119	1,107	1,119	1,107
	14,966	13,889	14,966	13,889
15 INTEREST EXPENSE				
Non-bank sources:				
Savings	1,043	996	1,043	996
Current accounts	580	1,632	580	1,632
Time deposits	3,089	2,789	3,089	2,789
Bank Sources:				
Deposits from banks in Nigeria	346	488	346	488
	5,058	5,905	5,058	5,905
16 OTHER INCOME				
Income from foreign exchange transactions	1,288	1,074	1,288	1,074
Commission on letters of credit and bills collected	676	175	676	175
Commission on turnover	2,173	2,656	2,173	2,656
Commission on transfers and guarantees	81	37	81	37
Financial services commissions	2,684	502	2,684	502
Income from managed funds	409	239	-	-
Others	244	815	244	815
	7,555	5,498	7,146	5,259

17 EXCEPTIONAL ITEMS

.1 **Staff severance costs**

This relates to payments made to members of staff affected by the bank restructuring exercise

.2 **Write-off of long outstanding items**

This represents the amount written-off arising from a comprehensive review of long outstanding unreconciled balances at all the branches and Head Office.


Certified True Copy
23 SEP 2002
Name
Designation
Signature

Notes to the Accounts (Cont'd)

	GROUP		COMPANY	
	2002 ₦'million	2001 ₦'million	2002 ₦'million	2001 ₦'million
18 OTHER OPERATING EXPENSES				
Other operating expenses include:				
Auditors' remuneration:				
* Nigeria operations	19	17	17	15
* Overseas operations	9	9	9	9
Directors' remuneration	55	54	55	54
Fraud & other losses	-	418	-	418
NDIC premium	910	706	910	706
19 DIVIDEND				
Proposed final dividend	510	425	510	425

The proposed dividend of 30 kobo per share is based on the share capital of 1.7 billion ordinary shares of 50 kobo each, and is subject to deduction of withholding tax.

20 CONTINGENT LIABILITY

At 31st March 2002, contingent liabilities are in respect of:

.1 Litigations against the Bank amounting to ₦96.432million (2001: ₦110.689million). The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

.2 Deficiency of ₦972million (2001 : ₦1.322billion) on the Bank's pension fund, arising from actuarial valuation of future pension payments.

21 CONTRAVENTION

During the year ended 31st March 2002, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

22 INFORMATION REGARDING DIRECTORS AND EMPLOYEES

	2002 ₦'million	2001 ₦'million
COMPANY		
.1 Directors emoluments:		
i Chairman	0.5	0.5
ii Other directors:		
* Fees	2.6	2.6
* Other emoluments	1.9	2.2
	4.5	4.8
*Emoluments as executives	50.3	49.1
	54.8	53.9
Total	55.3	54.4
iii Highest paid director	11.0	11.0

Notes to the Accounts (Cont'd)

iv The number of directors excluding the chairman whose emoluments were within the following ranges are:

			2002 Number	2001 Number
Up to	-	₦10,000	1	-
₦10,001	-	₦100,000	1	-
₦100,001	-	₦200,000	3	1
₦200,001	-	₦300,000	-	3
₦300,001	-	₦400,000	5	8
₦400,001	-	₦500,000	4	-
Over		₦500,000	9	7

.2 i The average number of persons employed by the Bank during the year was as follows:

	2002 Number	2001 Number
General Management	249	296
Senior Staff	2,572	3,114
Junior Staff	1,103	1,268
	3,924	4,678

ii Staff costs are as follows:

	₦ 'million	₦ 'million
Wages and salaries	3,639	2,880
Staff welfare	1,847	1,565
	5,486	4,445

.3 Highest paid employees

Employees of the bank other than directors, whose duties were wholly discharged in Nigeria, received emoluments (excluding pension contributions) in the following ranges:

			2002 Number	2001 Number
₦60,000	-	₦70,000	195	523
₦70,001	-	₦90,000	-	689
₦90,001	-	₦100,000	1,625	135
₦100,001	-	₦110,000	-	116
₦110,001	-	₦120,000	600	90
₦120,001	-	₦140,000	-	74
₦140,001	-	₦150,000	-	37
Above		₦150,000	1,011	353

23 STAFF PENSION FUND SCHEME CONTRIBUTION

The Bank operated a defined contributory scheme for its employees which is managed by UBA Capital & Trust Limited. The scheme is funded by contributions from the Bank at 25% and employees have the option of making additional contributions to the scheme. The total pension cost for the Bank was ₦618.191million (2001:₦578.609million).



Notes to the Accounts (Cont'd)

COMPARATIVE FIGURES

Comparative figures have been reclassified in line with the current year's position.

RELATED PARTY TRANSACTIONS:

Certain of the Bank's directors are also directors of other companies with which the Bank does business. All such transactions are conducted at arm's length. All loans to directors and companies in which they are also directors are performing.

APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the directors of the Bank on 7th May 2002.


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature





Isabella Okagbue
Company Secretary / Legal Adviser

Company Statement of Value Added

for the Years Ended 31st March

	2002		2001	
	N 'million	%	N 'million	%
Gross earnings	22,112		19,148	
Interest paid	(5,058)		(5,905)	
	17,054		13,243	
Bought in materials and services	(7,298)		(6,097)	
Provision under prudential guidelines.	(1,030)		(340)	
Value Added	8,726	100	6,806	100
Applied in the following ways:				
To pay employees				
Salaries, wages, and fringe benefits	5,486	63	4,445	65
To pay providers of capital				
Dividend of shareholders	510	6	425	6
To pay government				
Direct taxation	877	10	402	6
To provide for maintenance of assets and expansion of business:				
Depreciation	1,002	11	776	11
Profits retained in the business	851	10	758	11
	8,726	100	6,806	100

Value added represents the additional wealth the Bank has been able to create by its and its employees' own efforts.
This statement shows the allocation of wealth amongst the employees, shareholders, government and that re-invested for creation of additional wealth.

A. O. ...
C. E. O.

CERTIFIED TRUE COPY
Isabella Okagbue
Company Secretary / Legal Adviser

Group Statement of Value Added
for the Years Ended 31st March

	2002		2001	
	₦'million	%	₦'million	%
ss earnings	22,521		19,387	
est paid	(5,058)		(5,905)	
	17,463		13,482	
ght in material and services	(7,373)		(6,170)	
ision under prudential guidelines & for sovereign debts	(1,030)		(340)	
ue ded	9,060	100	6,972	100
plied in the following ways:				
pay employees				
aries, wages, and fringe benefits	5,578	62	4,507	65
pay providers of capital				
idends of shareholders	510	6	425	6
pay government				
ect taxation	906	10	413	6
provide for maintenance of assets and expansion of business:				
epreciation	1,010	11	783	11
ofits retained in the business	1,056	12	844	12
	9,060	100	6,972	100

alue added represents the additional wealth the Group has been able to create by its and its employees' own efforts.
his statement shows the allocation of wealth amongst the employees, shareholders, government and that re-invested for creation of additional wealth.



Certified
23 SEP 2002
Name
Designation
Signature

CERTIFIED TRUE CO

Isabella Okagbue
Company Secretary /
Legal Adviser

A. O. EKPE
C.F.O

Company Five-Year Financial Summary

for the Years Ended 31st March

	2002 ₦ 'million	2001 ₦ 'million	2000 ₦ 'million	1999 ₦ 'million	1998 ₦ 'million
USE OF FUNDS					
Cash and short term funds	**103,314**	87,712	53,920	47,221	32,681
Bills discounted	**30,268**	47,823	34,499	13,347	9,842
Investment	**944**	757	647	515	533
Loans and advances	**40,135**	23,106	17,325	24,614	16,796
Other assets	**19,125**	22,990	9,595	10,850	10,872
Fixed assets	**4,894**	4,860	4,001	3,431	3,023
	198,680	187,248	119,987	99,978	73,751
LIABILITIES					
Deposits and current accounts	**131,866**	133,135	82,518	73,207	48,858
Other liabilities	**55,403**	44,478	29,427	20,915	19,606
Taxation	**1,265**	918	-	-	-
Deferred taxation	**364**	290	1,260	845	251
	188,898	178,821	113,205	94,967	68,715
CAPITAL & RESERVES					
Share capital	**850**	850	500	500	500
Reserves for bonus issue	**425**	-	350	-	-
Other reserves	**8,507**	7,577	5,932	4,511	4,536
Shareholders' funds	**9,782**	8,427	6,782	5,011	5,036
	198,680	187,248	119,987	99,978	73,751
PROFIT AND LOSS ACCOUNTS					
Gross earnings	**22,112**	19,148	18,701	10,650	7,850
Profit before taxation	**2,238**	1,585	3,804	1,766	225
Taxation	**(877)**	(402)	(791)	(657)	(91)
Profit after taxation	**1,361**	1,183	3,013	1,109	134
Transfer (to)/from reserves	**(851)**	(758)	(2,163)	(529)	166
Ordinary dividends	**(510)**	(425)	(850)	(580)	(300)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	5	5	5
Transfer to reserves	-	-	(5)	-	-
Retained profit carried forward	-	-	-	5	5
MEMORANDA:					
Shares issued (million)	**1,700**	1,700	1,000	1,000	1,000
Employees (average numbers)	**3,924**	4,678	4,153	4,643	4,305
Branches in Nigeria (numbers)	**235**	221	219	218	206
Branches abroad (numbers)	**2**	2	2	2	2
Total outlets (numbers)	**237**	223	221	220	208
PER 50k SHARE DATA (ADJUSTED):					
Earnings per share	**=N=0.80**	=N=0.70	=N=3.01	=N=1.11	=N=0.13
Dividend per share	**=N=0.30**	=N=0.25	=N=0.85	=N=0.58	=N=0.30
Equity interest per share	**=N=5.75**	=N=4.96	=N=6.78	=N=5.01	=N=5.04

(Note: Earnings and dividend per share are based on the issued shares at 31st March 2002. Earnings are the after tax profit of each year.)

Group Five Year Financial Summary
for the Years Ended 31st March

	2002 ₦'million	2001 ₦'million	2000 ₦'million	1999 ₦'million	1998 ₦'million
E OF FUNDS					
h and short term funds	**103,870**	87,721	54,062	47,373	33,027
s discounted	**30,268**	47,823	34,499	13,347	9,842
estment	**1,017**	1,019	1,087	895	705
ans and advances	**40,135**	23,106	17,325	24,614	16,796
ner assets	**19,998**	23,487	9,846	10,970	10,950
ed assets	**4,908**	4,876	4,015	3,448	3,023
	200,196	188,032	120,834	100,647	74,343
ABILITIES					
its and current accounts	**131,866**	133,135	82,518	73,207	48,858
abilities	**55,996**	44,564	29,600	21,083	19,868
xation	**1,343**	976	1,380	956	326
ferred taxation	**364**	290	-	-	-
	189,569	178,965	113,498	95,216	69,052
APITAL & RESERVES					
are capital	**850**	850	500	500	500
serves for bonus issue	**425**	-	350	-	-
ther reserves	**9,352**	8,217	6,486	4,901	4,811
hareholders' funds	**10,627**	9,067	7,336	5,401	5,311
	200,196	188,032	120,834	100,647	74,343
ROFIT AND LOSS ACCOUNTS					
ross earnings	**22,521**	19,387	19,028	10,920	8,301
rofit before taxation	**2,472**	1,682	4,006	1,929	362
axation	**(906)**	(413)	(828)	(712)	(124)
rofit after taxation	**1,566**	1,269	3,178	1,217	238
ransfer (to)/from reserves	**(1,056)**	(844)	(2,328)	(637)	62
rdinary dividends	**(510)**	(425)	(850)	(580)	(300)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	5	5	5
Transfer to reserves		-	(5)	-	-
Retained profit carried forward		-	-	5	5
MEMORANDA:					
PER 50k SHARE DATA (ADJUSTED):					
Earnings per share	**₦0.92**	₦0.70	₦3.18	₦1.22	₦0.24
Dividend per share	**₦0.30**	₦0.25	₦0.85	₦0.58	₦0.30
Equity interest per share	**₦6.25**	₦5.33	₦7.34	₦5.40	₦5.31
Share price at year-end	**₦10.10**	₦12.90	₦12.05	₦6.35	₦8.00



Certified True Copy
23 SEP 2002
Name
Designation
Signature

(Note: Earnings and dividend per share are based on the issued shares at 31st March 2002. Earnings are the after tax profit of each year.)

A. O. EKPE

CERTIFIED TRUE COPY

Isabella Okagbue
Company Secretary / Legal Adviser

Shareholders' Information as at 31st March, 2002

A. ISSUED SHARE CAPITAL

The issued share capital of the Bank is ₦850,000,000 made up of 1,700,000,000 Ordinary Shares of 50k each. The breakdown of shareholders is as follows:-

	NO. OF SHARES	%
Nigerian Citizens	797,763,756	46.93%
*Stanbic Nominees Nigeria Limited	744,136,244	43.77%
+Bankers International Corp., USA	76,500,000	4.50%
Banca Nazionale del Lavoro, Italy	40,800,000	2.40%
Monte dei Paschi di Siena, Italy	40,800,000	2.40%
	1,700,000,000	100.00

*Of this number, Stanbic Nominees Nigeria Limited holds 684,624,000 units (40.27%) as custodian under the Bank's GDR Programme.
+Bankers International Corporation is a member of the Deutsche Bank Group.

As at 31st March, 2002 no shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the issued and paid up share capital of the Bank.


Copy
23 SEP 2002
Name
Designation
Signature

Shareholders' Information as at 31st March, 2002

B. HISTORY OF CAPITALISATION

DATE	AUTHORISED ₦	ISSUED & FULLY PAID CAPITAL ₦	CONSIDERATION
Feb 23, 1961	4,000,000	4,000,000	Cash
Jan 3, 1970	6,000,000	4,000,000	-
Nov 24, 1970	6,000,000	4,500,000	Cash [1]
July 24, 1973	10,000,000	6,000,000	Bonus (1:3)
July 2, 1974	10,000,000	8,000,000	Bonus (1:3)
July 9, 1975	20,000,000	10,000,000	Bonus (1:4)
Mar 9, 1977	20,000,000	15,000,000	Bonus (1:2)
July 27, 1977	30,000,000	20,000,000	Bonus (1:3)
Aug 2, 1978	50,000,000	30,000,000	Bonus (1:2)
July 28, 1981	100,000,000	65,000,000	Bonus (1:6) [2]
July 28, 1982	100,000,000	70,000,000	Bonus (1:7)
July 27, 1983	100,000,000	75,000,000	Bonus (1:8)
July 30, 1986	100,000,000	75,000,000	Bonus (2:3) [3]
July 25, 1990	200,000,000	100,000,000	Bonus (1:3)
July 24, 1991	200,000,000	100,000,000	- [4]
Sept 8, 1994	300,000,000	300,000,000	Bonus (2:1)
Oct 16, 1997	1,000,000,000	500,000,000	Bonus (2:3)
Aug. 3, 2000	1,700,000,000	850,000,000	Bonus (7:10)

(1) Public Issue.

(2) 30 million non-voting cumulative redeemable preference shares of ₦1 each created and subsequently issued in addition to the bonus issue.

(3) Re-denomination of 30 million Preference Shares of ₦1 each as 30 million Ordinary Shares of ₦1 each.

(4) Stock split from ₦1 to 50k shares.


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

C. SUMMARY OF DEALINGS IN UBA SHARES

Dealings in UBA Shares for the period 1st April, 2001 to 31st March, 2002.

PERIOD			TOTAL PER QUARTER '000	QUARTERLY AVERAGE '000
APRIL 2001	-	JUNE 2001	41,700,559	13,900,186
JULY 2001	-	SEPTEMBER 2001	34,852,502	11,617,500
OCTOBER 2001	-	DECEMBER 2001	38,920,781	12,973,593
JANUARY 2002	-	MARCH 2002	35,732,741	11,910,913

D. TEN YEAR DIVIDEND HISTORY

DIV. NO.	YEAR ENDED	DATE DECLARED	TOTAL AMOUNT N'000	PER SHARE	PERCENTAGE OF ISSUED CAPITAL
39	March 31, 1992	July 22, 1992	8,500	4.25k	8.5%
40	March 31, 1993	July 28,1993	40,000	20k	40%
41	March 31, 1994	Sept 8, 1994	50,000	25k	50%
42	March 31, 1995	Nov 29, 1995	100,000	17k	33.33%
43	March 31, 1996	Oct 17, 1996	200,000	33k	66.67%
44	March 31, 1997	Oct 16, 1997	60,000	10k	20%
45	March 31, 1998	Dec 3, 1998	300,000	30k	60%
46	March 31, 1999	Oct 12, 1999	580,000	58k	116%
47	March 31, 2000	Aug. 3, 2000	850,000	85k	170%
48	March 31, 2001	Aug. 2, 2001	425,000	25k	50%

E. UNCLAIMED DIVIDENDS

DIVIDEND NO.	DATE OF PAYMENT	AMOUNT IN NAIRA
36	09 - AUG - 1990	183,737.50
37	28 - DEC - 1990	54,942.25
38	12 - AUG - 1991	59,852.03
39	05 - AUG - 1992	118,902.27
40	13 - AUG - 1993	477,694.75
41	15 - SEP - 1994	3,807,619.59
42	11 - OCT - 1995	6,281,135.88
43	18 - OCT - 1996	10,824,473.91
44	26 - NOV - 1997	5,386,285.49
45	17 - DEC - 1998	17,240,233.12
46	26 OCT - 1999	35,939,693.10
47	10 - AUG - 2000	45,842,205.79
48	16 - AUG - 2001	49,138,938.54


Corporate Affairs Commission
Certified True Copy
23 SEP 2002
Name
Designation
Signature

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 41st Annual General Meeting of the Bank will be held at the Conference Centre, State Library Annex, Calabar, Cross River State on Thursday 1st August, 2002 at 11.00 a.m. to transact the following business:

Ordinary Business:

1. To receive the Audited Accounts for the year ended 31st March, 2002 together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect/re-elect Directors.
4. To authorise the Directors to fix the remuneration of the Auditors.
5. To elect members of the Audit Committee.

Special Business:

1. To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

"That the Directors having recommended that it is desirable to capitalise the sum of ₦425,000,000 from the undivided net profits in the books of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 17th day of July, 2002 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 850,000,000 of the un-issued Ordinary Shares of 50 kobo each to be allotted and credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every two shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2002 and the Directors shall give effect to this resolution."

Notes

1. **Proxy**

A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. A proxy card is attached to the annual report. To be valid, the proxy card must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **Dividend Warrants**

If the dividend recommended by the Directors is approved, dividend warrants will be posted on 14th August, 2002 to all shareholders whose names are registered in the Company's Register of Members at the close of business on 17th July, 2002.

3. **Closure Of Register Of Members**

The Register of Members will be closed from 18th July, 2002 to 31st July, 2002, both dates inclusive, for the purpose of paying the dividend.

4. **Audit Committee**

The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

B. I. Okagbue

Prof. Isabella Okagbue
Company Secretary/Legal Adviser
57 Marina, Lagos.

Dated this 31st day of May, 2002